SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
Bally Total Fitness Holding Corporation
(Name of Applicant)
8700 West Bryn Mawr Avenue
Chicago, Illinois
(Address of principal executive office)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount

15-5/8% Senior Subordinated Notes	$200,000,000
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
     On, or as soon as practicable following the Effective Date of the Applicant’s First Amended Joint Prepackaged Chapter 11 Plan of Reorganization.
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-7606
(Name and address of agent for service)
With a copy to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
Sears Tower Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
(312) 876-7700
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

EXPLANATORY NOTE
     This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 is being filed solely for the purpose of adding the delaying amendment language to the facing page of the Application for Qualification of Indenture on Form T-3 No. 022-28845, which was filed on August 22, 2007.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act, the Company, Bally Total Fitness Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on this 6th day of September, 2007.

BALLY TOTAL FITNESS HOLDING CORPORATION
By:	/s/ Marc D. Bassewitz
	Name:	Marc D. Bassewitz
	Its:	Senior Vice President, Secretary and General Counsel

Attest:	/s/ Kathleen M. Boege
	Name:	Kathleen M. Boege
Its: Assistant Secretary

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